BPK INTERNATIONAL LLC

Report Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
July 31, 2026

Confidential Per Rule 17a-5E(3)

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SEC FILE NUMBER
8-71281

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 15c3-1, 15c3-3, 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING: 07/02/24 AND ENDING: 07/31/26

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BPK International LLC

TYPE OF REGISTRANT: ☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:

515 North Flagler Drive, Suite 350
West Palm Beach, FL 33401

PERSON TO CONTACT WITH REGARD TO THIS FILING: Bartholomew Pan-Kita 561-884-6088
info@bpkintl.com

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT: Assurance Dimensions
3111 N University Dr, Suite 621 | Coral Springs, FL 33065
PCAOB # 5036

BPK INTERNATIONAL LLC
TABLE OF CONTENTS

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **BPK International LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **BPK International LLC** as of July 31, 2026, the related statements of operations, changes in member's equity and cash flows for the period from July 2, 2024 to July 31, 2026 and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **BPK International LLC** as of July 31, 2026, and the results of its operations and its cash flows for the period from July 2, 2024 to July 31, 2026 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **BPK International LLC**'s management. Our responsibility is to express an opinion on **BPK International LLC**'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **BPK International LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 and Statement of Exemption from the Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of July 31, 2026 has been subjected to audit procedures performed in conjunction with the audit of **BPK International LLC**'s financial statements. The supplemental information is the responsibility of **BPK International LLC**'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 and Statement of Exemption from the Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of July 31, 2026 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **BPK International LLC** auditor since 2026
Assurance Dimensions, LLC
Coral Springs, Florida
October 5, 2026

BPK INTERNATIONAL LLC
STATEMENT OF FINANCIAL CONDITION
As of JULY 31, 2026

ASSETS	
Cash and cash equivalents	$ 52,444
TOTAL ASSETS	**$ 52,444**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ -
TOTAL LIABILITIES	-
COMMITMENTS (NOTE 5)	
MEMBER'S EQUITY	52,444
TOTAL LIABILITIES & MEMBER'S EQUITY	**$ 52,444**

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

BPK INTERNATIONAL LLC
STATEMENT OF OPERATIONS
PERIOD FROM INCEPTION (JULY 2, 2024) TO JULY 31, 2026

REVENUE	
Income	$ 0
TOTAL REVENUE	0
EXPENSES	
Salaries, commissions and employee benefits	5,002
General and administrative	301
Occupancy	23,933
Communication expense	3,367
Professional fees	4,238
License and registration	13,383
TOTAL EXPENSES	50,224
Other Income	$ 168
NET LOSS	**$** (50,056)

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

STATEMENT OF CHANGES IN MEMBER'S EQUITY
PERIOD FROM INCEPTION (JULY 2, 2024) TO JULY 31, 2026

Balance at July 2, 2024		
Contributions	$	102,500
Net Loss		(50,056)
Balance at July 31, 2026	**$**	**52,444**

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

BPK INTERNATIONAL LLC

PERIOD FROM INCEPTION (JULY 2, 2024) TO JULY 31, 2026

STATEMENT OF CASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (50,056)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts payable and accrued expenses	-
TOTAL ADJUSTMENTS	-
NET CASH USED IN OPERATING ACTIVITIES	(50,056)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions	102,500
NET INCREASE IN CASH REPRESENTING ENDING CASH BALANCE AT JULY 31, 2026	**$ 52,444**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for Interest	$ -
Cash paid for Income Taxes	$ -

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

BPK INTERNATIONAL LLC
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM INCEPTION (JULY 2, 2024) TO JULY 31, 2026

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

BPK International LLC (the "Company") was organized in the State of Florida on July 2nd, 2024. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") effective September 16, 2025. The Company is authorized to engage in transactions including selling corporate debt securities, underwriting or selling group participant of corporate debt securities other than mutual funds, and private placements. As of July 31st, 2026, the company has not commenced principal operations. The Company is owned 100% by executive, created and organized under the laws of the State of Florida.

2. SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents

Cash consists of cash on deposit and highly liquid money market instruments that are redeemable on demand.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Revenue Sharing Arrangement

The Company maintains a revenue agreement sharing with an unrelated third-party, Thinkequity LLC ("Thinkequity LLC"), which is also a registered broker-dealer, to provide customer leads. All customer records and accounts are maintained by Thinkequity LLC. Pursuant to the terms of this agreement, the Company is not required to maintain a clearing deposit with Thinkequity LLC. It is noted, that the Company has earned no revenue for the period ended July 31, 2026.

Income Taxes

The Company is a limited liability company duly formed and existing under the laws of the State of Florida. The Company has elected, effective as disclosed in its federal income-tax records, to be classified for United States federal income-tax purposes as an association taxable as a C Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)

Income Taxes (*Continued)*

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Government and Other Regulation

The Company's business is subject to significant regulations by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Leases

The Company accounts for leases in accordance with Accounting Standards Update ("ASU") ASU 2016-02, Leases ("ASC 842"), recognizing right-of-use assets and lease liabilities for operating leases with terms greater than 12 months. Lease expense is recognized on a straight-line basis over the lease term. As of July 31, 2026, the Company had no lease obligations with terms in excess of 12 months.

Segment Reporting

The Company has a single reportable segment based on the nature of its services and regulatory environment. The Company's Chief Operating Decision Maker ("CODM") is the CEO. The CODM assesses performance and allocates resources based on net income as reported on the Statement of Operations.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness." At July 31, 2026, the Company had net capital of $52,444 which was $47,444 in excess of its required net capital of $5,000. At July 31, 2026, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.00 to 1.

4. EXECUTIVE BENEFITS

The Company entered into an Omnibus executive insurance and coverage agreement dated December 31, 2025, which unconditionally and irrevocably binds itself to provide, maintain, and fund 100% of any and all insurance coverage that the Executive deems to be necessary, beneficial, or appropriate for any and all aspects of his life, health, property, liability, and financial security, both current and at any time in the future. The Company's employee benefits paid were $936 for the period from inception (July 2, 2024) to July 31, 2026.

5. COMMITMENTS

Revenue Sharing Agreement with no contingencies

Effective July 10, 2026, the Company entered into a revenue-sharing agreement with ThinkEquity LLC. The agreement does not contain any contingencies. In addition, per Board of Regents minutes the executive receives funds for rent expense as well as other home office expenses.

6. SUBSEQUENT EVENTS

Subsequent to year end, the Company entered into a non-cancelable office facility lease for a term of 14 months, with monthly rent of approximately $2,700 per month. Upon commencement of the lease, the right-of-use asset related to this lease was approximately $36,500, and the associated lease liability was approximately $33,800.

The Company has evaluated subsequent events through October 5, 2026, the date the financial statements were issued. Based on the results of this evaluation, the Company is not aware of any events or conditions occurring subsequent to the balance sheet date, or expected to occur thereafter, that would require recognition or disclosure in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

BPK INTERNATIONAL LLC SCHEDULE I COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JULY 31, 2026

There are no material differences between the computation below and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

Member's equity	$ 52,444
NET CAPITAL	**$ 52,444**
MINIMUM NET CAPITAL REQUIREMENT (greater of $5,000 or 12.5% of aggregate indebtedness of $0)	5,000
EXCESS NET CAPITAL	**$ 47,444**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.00 to 1
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ -
Total aggregate indebtedness	**$ -**

BPK INTERNATIONAL LLC

STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JULY 31, 2026

In accordance with the provisions of SEC Rule 15c3-3, the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

BPK INTERNATIONAL LLC

Exemption Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
July 31, 2026

BPK International LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption from 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (a) private placement of securities, (b) sales of corporate debt securities, and (c) underwriting or selling group participant corporate securities other than mutual funds, and the Company (x) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (y) did not carry accounts of or for customers, and (z) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from September 16, 2025 (Approval as a FINRA Member) to July 31, 2026 without exception.

BPK International LLC

I, Bartholomew Pan-Kita, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

____

By: Bartholomew Pan-Kita
Title: FINOP

October 5, 2026

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **BPK International LLC**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) **BPK International LLC** (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively (a) private placement of securities, (b) sales of corporate debt securities, and (c) underwriting or selling group participant corporate securities other than mutual funds,

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BPK International LLC's management is responsible for compliance with the provisions, throughout the most recent fiscal year, contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **BPK International LLC**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
October 5, 2026